EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Twelve Months Ended January 3, 2015
Fixed charges:

Interest expense*	$191
Estimated interest portion of rents	40

Total fixed charges	$231

Income:

Income from continuing operations before income taxes	$853
Fixed charges	231

Adjusted income	$1,084

Ratio of income to fixed charges	4.69

*       Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.